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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51465



RECEIVED
FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WEBSTER INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 BANK ST, INV240
(No. and Street)

WATERBURY (City) CT (State) 06702 (Zip Code)



RECD S.E.C.
FEB 28 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WALTER R COSTENBADER (860) 314-3228
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

CITYPLACE II (Address) HARTFORD (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SO 3-15-02

OATH OR AFFIRMATION

I, Thomas N. Howe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Webster Investment Services, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

FRANCES E. LAFFERTY
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2003

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



One Financial Plaza
Hartford, CT 06103-4103

Telephone 860 522 3200
Fax 860 297 5555

The Board of Directors
Webster Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental financial schedules of Webster Investment Services, Inc. (a wholly owned subsidiary of Webster Bank) (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.





Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, Duff & Phelps, LLC, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Hartford, Connecticut
February 21, 2002



Webster Investment Services, Inc.
(A Wholly-Owned Subsidiary of Webster Bank)

Financial Statements

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank)

Table of Contents



One Financial Plaza
Hartford, CT 06103-2608

Independent Auditors' Report

The Board of Directors
Webster Investment Services, Inc.:

We have audited the accompanying statements of condition of Webster Investment Services, Inc. (a wholly-owned subsidiary of Webster Bank) as of December 31, 2001 and 2000, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Webster Investment Services, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Hartford, Connecticut
February 21, 2002



WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank)

Statements of Condition

		December 31, 2001	December 31, 2000
Assets			
Cash and cash equivalents	$	1,470,029	3,887,467
Receivables from brokers and clearing organizations		915,071	985,402
Premises and equipment, net (Note 4)		229,412	348,065
Total assets	$	2,614,512	5,220,934
Liabilities and Shareholder's Equity			
Liabilities:			
Due to Parent Company	$	5,860	203,207
Accrued income taxes		181,278	150,281
Accrued expenses and other liabilities		364,944	438,920
Total liabilities		552,082	792,408
Shareholder's equity:			
Common stock (without par value; 5,000 shares authorized; 50 shares issued)		—	—
Additional paid-in capital		1,922,086	1,922,086
Retained earnings		140,344	2,506,440
Total shareholder's equity		2,062,430	4,428,526
Total liabilities and shareholder's equity	$	2,614,512	5,220,934

See accompanying Notes to Financial Statements.

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank)

Statements of Income

For the years ended December 31, 2001 and 2000

		2001	2000
Revenues:			
Commissions from customer transactions	$	11,191,155	12,982,280
Investment advisory income		1,237,285	543,948
Other		599,163	210,949
Total revenues		13,027,603	13,737,177
Expenses:			
Employee compensation and benefits (Note 5)		6,928,033	6,856,740
Commissions and other costs paid to clearing broker (Note 3)		544,548	517,904
Costs allocated from Parent Company (Note 3)		383,245	361,915
Occupancy, furniture and equipment		282,183	156,135
Consulting and management		172,998	110,935
Supplies		150,332	231,836
Regulatory and compliance		128,541	136,074
Marketing		2,099	39,202
Other		263,279	250,627
Total expenses		8,855,258	8,661,368
Income before income tax expense		4,172,345	5,075,809
Income tax expense (Note 7)		1,681,749	2,029,326
Net income	$	2,490,596	3,046,483

See accompanying Notes to Financial Statements.

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank)

Statements of Changes in Shareholder's Equity

For the years ended December 31, 2001 and 2000

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 1999	$	—	538,004	931,221	1,469,225
Net income		—	—	3,046,483	3,046,483
Dividends paid		—	—	(1,471,264)	(1,471,264)
Net assets acquired by Parent Company in a purchase business combination and contributed to the Company (Note 1)		—	1,384,082	—	1,384,082
Balance at December 31, 2000		—	1,922,086	2,506,440	4,428,526
Net income		—	—	2,490,596	2,490,596
Dividends paid		—	—	(4,856,692)	(4,856,692)
Balance at December 31, 2001	$	—	1,922,086	140,344	2,062,430

See accompanying Notes to Financial Statements.

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank)

Statements of Cash Flows

For the years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 2,490,596	3,046,483
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	120,983	100,572
Decrease in receivables from broker and clearing organization	70,331	268,500
Decrease in due to Parent Company	(197,347)	(14,122)
Increase in income taxes payable	30,997	29,512
Decrease in other liabilities	(73,976)	(378,694)
Net cash provided by operating activities	2,441,584	3,052,251
Cash used by investing activities:		
Purchase of premises and equipment	(2,330)	(133,236)
Net cash used by investing activities	(2,330)	(133,236)
Cash used by financing activities:		
Cash acquired in a purchase business combination by Parent Company and invested in Company	—	1,260,092
Dividends paid to Parent Company	(4,856,692)	(1,471,264)
Net cash used by financing activities	(4,856,692)	(211,172)
Net (decrease) increase in cash and cash equivalents	(2,417,438)	2,707,843
Cash and cash equivalents at beginning of period	3,887,467	1,179,624
Cash and cash equivalents at end of period	$ 1,470,029	3,887,467
Supplemental information:		
Income taxes paid to Parent Company	$ 1,650,752	1,999,814
Supplemental schedule of noncash financing activities:		
The fair value of non-cash assets and liabilities acquired by Parent Company in a purchase business combination and invested in the Company were as follows:		
Noncash assets	$ —	427,590
Liabilities	—	303,600

See accompanying Notes to Financial Statements.

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank)

Notes to Financial Statements

December 31, 2001 and 2000

(1) Organization

Webster Investment Services, Inc. (the "Company") is a wholly owned subsidiary of Webster Bank (the "Parent Company"), which is a wholly owned subsidiary of Webster Financial Corporation. The Company's primary business is providing securities services including brokerage and investment advice and is a registered investment advisor ("RIA").

Prior to June 24, 1999, the Company offered brokerage services through an independent third party. On June 24, 1999, the Company registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and became a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company's customer transactions are cleared through a third party broker-dealer on a fully disclosed basis. Accordingly, the Company does not carry customer accounts and is exempt from SEC Rule 15c3-3 pursuant to provision k(2)(ii) of such rule.

In June 2000, Webster Financial Corporation acquired MECH Financial, Inc. ("MECH") and its wholly-owned subsidiary, Mechanics Savings Bank ("Mechanics") in a transaction that was accounted for as a purchase business combination. Mechanics Investment Services, Inc. ("MIS"), a subsidiary of Mechanics that was generally registered as a broker-dealer and a RIA, was merged into the Company on the effective date of the acquisition of MECH. All assets and liabilities of MIS were recorded on the Company's balance sheet at fair value on the effective date of the acquisition.

(2) Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted ("GAAP") in the United States of America.

To prepare financial statements in conformity with GAAP, management must estimate certain amounts that affect the reported assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Certain financial statement balances as previously reported have been reclassified to conform to the 2001 financial statement presentation.

Substantially all of the Company's financial assets and liabilities are carried at market or fair value or are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information.

Cash equivalents include all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business.

Commission revenue and brokerage, exchange and clearance fees are reported on a trade date basis.

Furniture and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful life of five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.

The Company does not have other items of comprehensive income as defined by Statement of Financial Accounting Standards, No. 130, *"Reporting Comprehensive Income"*, accordingly comprehensive income is equal to net income.

The Company is included in the consolidated federal and combined state and local income tax returns of Webster Financial Corporation. The Company accrues taxes as if it were filing on an individual company basis.

(3) Related Party Transactions

The Company settles its customer transactions through a third party company for execution and clearance in accordance with the terms of a clearance agreement. For the years ended December 31, 2001 and 2000, the Company paid clearance fees of approximately $545,000 and $518,000, respectively, in connection with the aforementioned activities.

A third party broker-dealer pays the Company a percentage of the interest earned on the Company's customers' balances. For the years ended December 31, 2001 and 2000, the Company received approximately $15,000 and $21,000, respectively, from its third party broker-dealer, which is included in other income in the accompanying statement of income.

Receivable from brokers and clearing organizations includes commissions due on the above mentioned customer transactions from the Company's clearing broker. As these amounts are short-term in nature, the carrying amount approximates fair value.

The Company is allocated its proportional share of the costs of information technology, finance and other departments provided by the Parent Company. During the years ended December 31, 2001 and 2000 approximately $383,000 and $362,000, respectively, was allocated to the Company in relation to this arrangement.

(4) Premises and Equipment, net

A summary of furniture, equipment, and leasehold improvements at December 31 is as follows:

		2001	2000
Furniture and equipment	$	426,701	448,638
Leasehold improvements		24,267	—
		450,968	448,638
Less accumulated depreciation and amortization		221,556	100,573
	$	229,412	348,065

(5) Pension and Profit Sharing Plans

The Company participates in the Parent Company's defined benefit pension and 401(k) plans covering all full-time employees who have completed one year of service. The pension plan provides for the Parent Company to contribute an amount based on a percentage of compensation, as defined in the plan agreement. The Parent Company allocates to the Company an expense related to the contributions to the pension and 401(k) plans for employees of the Company. The amounts charged to income for both plans for the years ended December 31, 2001 and 2000 were approximately $120,000 and $97,000, respectively, which are included in employee compensation and benefits on the accompanying statements of income.

The Company participates in the Parent Company's Employee Benefit Plan (the "Benefit Plan"). The Benefit Plan provides health benefits to eligible employees and their families. The Benefit Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. For the years ended December 31, 2001 and 2000, the Company's allocated cost for the Benefit Plan was approximately $77,000 and $67,000, respectively, which is included in costs allocated from the Parent Company in the accompanying statements of income.

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank)

Notes to Financial Statements

(6) Net Capital Requirements

As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which requires that net capital, as defined, shall be the greater of $50,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule prohibits the Company from withdrawing equity capital or paying cash dividends if its resulting net capital would be less than 10% of aggregate indebtedness or 120% of the minimum dollar requirement, whichever is greater. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was 0.8 to 1 and the Company had net capital of $724,110, which exceeded minimum requirements by $674,110. At December 31, 2000, the Company's ratio of aggregate indebtedness to net capital was 1.0 to 1 and the Company had net capital of $758,722, which exceeded minimum requirements by $705,895.

(7) Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be adjusted currently using tax rates expected to be in effect when taxes are assumed to be paid or recovered.

Income tax expense for the years ended December 31 consists of the following:

	2001	2000
Current:		
Federal	$ 1,365,433	1,647,635
State	316,316	381,691
Total	$ 1,681,749	2,029,326

The Company has no items that would be considered temporary differences under SFAS No. 109 at December 31, 2001 and 2000.

The difference between the expected tax expense at the Federal rate of 35% and actual tax expense for the years ended December 31 is as follows:

	2001	2000
Federal income tax expense at statutory rate	$ 1,460,321	1,776,533
Increase due to:		
State income tax expense, net of Federal income tax benefit	203,402	252,793
Meals & entertainment disallowance	18,026	—
	$ 1,681,749	2,029,326

(8) Commitments and Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2001. In connection with the clearance agreement with a third party clearing broker, the Company guarantees related customer transactions.

(9) Financial Instruments and Concentration of Credit Risk

In the normal course of business, the Company executes securities transactions on behalf of customers through a third party clearing broker. In connection with these activities, a customer's unsettled trades and extension of margin financing by an affiliate may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The Company and its affiliate seek to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading and margin financing activity. In addition, the third party clearing broker seeks to control the Company's risk associated with customer margin accounts by requiring customers to maintain sufficient collateral to cover margin balances. As of December 31, 2001, margin balances to customers totaled $289,000. This balance is collateralized by securities held in those customer accounts.

Credit risk is the amount of accounting loss the Company would incur if a customer failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by a third party clearing broker pursuant to a clearance agreement. The third party clearing broker reviews as considered necessary, the creditworthiness of the customers with which the Company conducts business. The Company's exposure to credit risk is associated with the nonperformance by customers in fulfilling their contractual obligations pursuant to securities transactions, which can be directly affected by volatile securities markets, credit markets, and regulatory changes.

(Continued)

WEBSTER INVESTMENT SERVICES, INC. **Schedule 1**

(A Wholly-Owned Subsidiary of Webster Bank)

Computation of Net Capital
Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net capital, as defined:		
Total stockholder's equity	$	2,062,430
Less non-allowable assets:		
Accounts receivable		484,879
Premises and equipment, net		229,412
Cash balance held at Parent Company in excess of day-to-day operating balances		624,029
Net capital		724,110
Computation of alternative net capital requirement:		
The greater of (I) $50,000 or (ii) 6 2/3% of total aggregated indebtedness		50,000
Excess net capital	$	674,110
Excess net capital at 1000% [net capital - (.1 x aggregated indebtness)]	$	668,901
Ratio: Aggregate indebtedness to net capital		0.8 to 1

Note: There is no material difference between the above computation and the Company's calculation which was included in Part II of Form X-17a-5 as of December 31, 2001.

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank)

Computation for Determination of Reserve Requirements
under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2001 and 2000

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2001 and 2000 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Schedule 3

WEBSTER INVESTMENT SERVICES, INC.
(A Wholly-Owned Subsidiary of Webster Bank)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2001 and 2000

The Company is exempt from the possession or control requirements under Rule 15c3-3, paragraph (k)(2)(i), of the Securities and Exchange Commission.